Exhibit (6)(v)(xii)

College Retirement Equities Fund

730 Third Avenue, New York, N.Y. 10017-3206

Telephone: [800-842-2733]

Retirement Choice Plus Non-ERISA Annuity Certificate

Participant: [John Doe]     Certificate Number: [C-xxxxx]     Date of Issue: [01 01 2013     ]

This certificate states the rights that you, the participant, have under a Retirement Choice Plus Non-ERISA Annuity contract (the Contract), a legal contract issued by College Retirement Equities Fund (CREF) to the contractholder. This page refers briefly to some of the features of this certificate. PLEASE READ THIS CERTIFICATE CAREFULLY. IT IS IMPORTANT.

GENERAL DESCRIPTION

All premiums for this certificate must be remitted under the terms of your employer plan. Premiums are allocated among the CREF Accounts. Each premium allocated to a CREF account purchases a number of accumulation units in that CREF account. Account accumulations and benefit payments are variable and not guaranteed as to dollar amounts; they depend on the investment performance of these accounts. This certificate does not guarantee any fixed-dollar benefits. Accumulations in CREF accounts are not guaranteed and may increase or decrease depending primarily on investment results.

You may withdraw all or part of your accumulation before your certificate’s maturity date. You may transfer all or part of your accumulation among the CREF accounts or to your companion TIAA certificate.

This certificate cannot be assigned.

If you have any questions about your certificate or need help to resolve a problem, you can contact us at the address or phone number above.

President and Chief Executive Officer

Group Flexible Premium

Deferred Variable Unit-Annuity

INDEX OF PROVISIONS

Section

Accounts
- Definition	65
- Deletion of	122
Accumulation
- Definition	3
Accumulation Units	67
Annuity Benefit
- Annuity Unit - Definition	5
- Unit-Annuity - Definition	90
Annuity Starting Date
Definition	4
- Required Beginning	18
Assignment – Void and of no effect	121
Benefit Payment	98
Benefits Based on Incorrect Data	126
Business Day	70
Certificate	25
Claims of Creditors
- Protection Against	128
Commuted Value	71
Companion TIAA Certificate	94
Contestability	26
Contract	92
Correspondence with us	130
Death Benefit
- Beneficiary	69
- Definition	72
- Naming Your Beneficiary	40
- Number of Annuity Units Payable to Beneficiary	39
- Payment Methods	103
Payment of	38
- Payments after Death of Beneficiary	41
Elections and Changes - Procedure for	57
Employer Plan	10
ERISA	77
Funding Vehicle	16
Section

Income Benefit
- Internal Transfers and Switches under a
Unit-Annuity	102
- Number of Annuity Units	35
- Options	99
- Starting Payments	34
- Post-mortem Payments	100
Income Change Method	80
Internal Transfers
- Availability	112
- Crediting	114
- Definition	81
- Effective Date	113
IRC	82
Laws and Regulations - Compliance with	129
Lump-sum Benefit
- Amount and Effective Date	42
- Payment of	43
Maturity Date	20
Payee	84
Payment to an Estate, Trustee, etc.	124
Premiums
- Allocation of	96
- Overpayment of	56
- Payment of	95
- Taxes	97
Proof of Survival	127
Report of Accumulation	118
Restrictions on Distributions	51
Retirement Plan Loan
- Amount and Effective Date	47
Roth Accounting	51
Rules of the Fund	86
Second Participant	87
Section 403(b) of the Internal Revenue Code	52
Service of Process upon CREF	125
Severance from Employment	88
Tax-Free Rollover - Right to	55
TIAA Life Annuity Transfer Payment	44
Valuation Day	91

PART A: PARTICIPANT DATA

Participant:	[ John Doe]
Date of Birth:	[xx xx xxxx]
Date of Issue:	[01 01 2013 ]

Certificate Number:	[ C-xxxxx ]
Companion TIAA Certificate Number:	[ T-xxxxx/NONE]
Contractholder:	[ABC Institution]
[Employer:]	[XYZ University]

The contract under which this certificate is issued is made and delivered in [the State of state]. It is subject to the laws and regulations therein.

Variable Text Entries

[The [beneficiary designation / premium allocation / beneficiary designation and the premium allocation] in effect for your CREF [RA, SRA, GRA, GSRA, (or other product name)] unit-annuity [number xxxxxxxx (if applicable)] as of this certificate’s date of issue is now also in effect for this certificate. [You can change your premium allocation at any time, as explained in the Allocation of Premiums section.]

     This page has been left blank intentionally.

PART B: TERMS USED IN THIS CERTIFICATE

1.	Accounts. CREF maintains the following investment accounts, each with its own distinct investment portfolio:

[The CREF Stock Account maintains a broadly diversified portfolio consisting primarily of common stocks.

The CREF Global Equities Account maintains a broadly diversified portfolio consisting primarily of foreign and domestic common stocks.

The CREF Equity Index Account maintains a portfolio consisting primarily of domestic stocks selected to track the overall U.S. stock market.

The CREF Growth Account maintains a portfolio consisting primarily of common stocks that we believe present the opportunity for exceptional growth.

The CREF Social Choice Account maintains a portfolio consisting primarily of common stocks, investment grade fixed income securities, and short-term debt securities.

The CREF Money Market Account maintains a portfolio consisting primarily of short-term debt securities and money market instruments.

The CREF Bond Market Account maintains a portfolio consisting primarily of investment grade fixed income securities.

The CREF Inflation-Linked Bond Account maintains a portfolio consisting primarily of inflation-indexed bonds issued by the U.S. Government and its agencies, foreign governments and corporate entities.]

In the future, CREF may establish other accounts with other investment portfolios, and may delete accounts as described in section 122.

2.	Accumulation units. Each CREF account maintains a separate accumulation unit value. The current value of each account’s accumulation unit is based on the market value of that account’s investments, and will be determined in accordance with the Rules of the Fund. The number of accumulation units in any account under your certificate will be increased and decreased in accordance with the Rules of the Fund.

The number will be increased if:

A)	premiums are allocated to that account under your certificate; or
B)	internal transfers to that account under your certificate are made from another CREF account or from your companion TIAA certificate;

and the number will be decreased if:

C)	any premium taxes are deducted from that account; or

D)	any accumulation units from that account are deducted to provide any available form of benefit payments as described in Part D; or
E)	internal transfers are made out of that account; or
F)	any minimum distribution payments are paid from that account.

3.	Your accumulation is equal to the sum of the value of all of your accumulation units in all of the accounts under your certificate. Your accumulation will provide the benefits described in your certificate.

4.	Your annuity starting date is the date you first exchange accumulation units for annuity units in order to provide unit-annuity payments. You may change your annuity starting date provided that it not be later than your required beginning date, as described in section 18.

5.	An annuity unit is the unit of payment for all unit-annuity benefits. The value of an annuity unit changes from time to time to reflect the investment, mortality and expense experience of the account. There is a separate and distinct annuity unit value for each income change method within each CREF account. The value of each annuity unit is determined, using actuarial methods, in accordance with the Rules of the Fund.

6.	Beneficiaries are persons you name, in a form satisfactory to CREF as explained in section 40, to receive the death benefit if you die before your certificate’s maturity date.

7.	A business day is any day that the New York Stock Exchange, or its successor, is open for trading. A business day ends at 4:00 P.M. Eastern time, or when trading closes on such exchange, if different.

8.	The commuted (discounted) value is a one-sum amount paid in lieu of a series of payments that are not contingent upon the survival of a participant or second participant. The commuted value of a series of payments of annuity units is computed in accordance with the Rules of the Fund, in which it is referred to as the present value.

9.	The death benefit is the current value of your accumulation.

10.	Employer plan means a tax deferred annuity safe-harbor non-ERISA plan designed to meet the requirements of IRC § 403(b) and Department of Labor Regulation §2510.3-2(f) (as amended) or a governmental IRC § 403(b) plan that is designed to follow some or all of the rules set forth in that regulation.

11.	ERISA is the Employee Retirement Income Security Act of 1974, as amended.

12.	A funding vehicle is an annuity contract (and any underlying investment options), custodial account trust, mutual fund, or other such similar arrangement designated to receive contributions under the employer plan. A funding vehicle may or may not be administered as part of CREF’s recordkeeping services for the employer plan.

13.	Income change method. Unit-annuity payments are determined under one of two income change methods. Under the annual income change method, the amount of each unit-annuity payment is revalued once each year. Under the monthly income change method, the amount of each unit-annuity payment is revalued every month. The revaluation dates are defined in the Rules of the Fund.

14.	An internal transfer is the movement of accumulations between CREF accounts, or between this certificate and a companion TIAA certificate. The provisions concerning internal transfers are set forth in Part E.

15.	The IRC is the Internal Revenue Code of 1986, as amended. All references to any section of the IRC shall be deemed to refer not only to such section but also to any amendment thereof, any successor statutory provisions, and any regulations thereunder.

16.	Your certificate’s maturity date is the date as of which all of your accumulations have been distributed or applied to provide benefit payments under the terms of this certificate. As of such date, CREF will have no further obligations under this certificate, beyond those associated with any ongoing payout annuity benefits being paid to you.

17.	The payee is a person named to receive any periodic payments or amounts due under an income option or death benefit payment method as explained in sections 100 and41.

18.	Your required beginning date is the latest date on which you can begin to receive your accumulation in accordance with the rules of the IRC. Generally, it is the [April 1] following the calendar year in which you attain age [70 ½] or, if later, the [April 1] following the calendar year in which you retire.

19.	The Rules of the Fund govern all matters affecting participation in CREF to the extent such matters are not specifically provided in this certificate. The Board of Trustees of CREF may amend the Rules of the Fund from time to time. Amendments to such Rules are effective only when approved by the Superintendent of Financial Services of the State of New York as not being unfair, unjust, inequitable or prejudicial to the interest of anyone participating in CREF. A copy of the Rules of the Fund was furnished to you when this certificate was issued. You will be notified of all amendments to the Rules.

20.	A second participant is the person you name when you start to receive income under a two-life unit-annuity, to receive an income for life if he or she survives you. The second participant may be any person eligible under CREF’s practices then in effect.

21.	A severance from employment occurs when you cease to be employed by the employer that maintains the employer plan. In accordance with the provisions of the IRC and applicable regulations, a severance from employment will be deemed to occur even if you continue to perform the same job for a different employer that does not maintain the employer plan after a merger, acquisition, consolidation or other business transaction.

22.	A unit-annuity is a series of periodic payments based on a specified number of annuity units payable at a stated payment frequency. Each unit-annuity payment is equal to the then-current value of one annuity unit multiplied by the number of annuity units payable. The value of each annuity unit will change either once each year or once each month according to the income change method selected. A CREF unit-annuity may be comprised of annuity units payable under one or both income change methods from one or more CREF accounts. The number of annuity units to be paid and their then-current value will be determined in accordance with the Rules of the Fund using actuarial methods.

23.	A valuation day is a day on which the dollar values of the accumulation units in the CREF accounts are established. The procedure for determining valuation days is contained in the Rules of the Fund.

PART C: CONTRACT AND PREMIUMS

24.	The contract (including this certificate and any endorsements thereto), constitutes the entire contract between CREF and the contractholder, and the provisions therein alone will govern with respect to the rights and obligations of CREF, the contractholder and you. The payment of premiums is the consideration for the contract.

The contract may be amended by CREF without the consent of any other person, provided that such change does not reduce the number of accumulation units or the number of annuity units purchased under the contract up to that time. Any endorsement or amendment of this certificate or waiver of any of its provisions will be valid only if in writing and signed by an executive officer of CREF.

25.	This certificate states the rights that you, the participant, have under the contract. It is issued in return for premiums remitted on your behalf.

26.	Contestability. The contract is incontestable.

27.	Companion TIAA certificate. Teachers Insurance and Annuity Association of America (TIAA) is a companion organization to CREF. A companion TIAA Retirement Choice Plus Non-ERISA Annuity certificate was issued to you when you received this certificate. The certificate number is shown on page 3.

28.	Premiums for this certificate must be remitted under the terms of the employer plan. Premiums include any transfers, other than internal transfers, to this certificate from other funding vehicles. Premiums may be stopped at any time without notice to CREF and then resumed without payment of any past due premium or penalty of any kind.

CREF reserves the right to stop accepting or to limit premiums under the contract at any time. CREF will not accept premiums paid on your behalf after your death. CREF is not obliged to accept new premiums after your certificate’s maturity date. Premiums will be credited to your certificate as of the end of the business day in which they are received by CREF, at the location that CREF will designate by prior written notice, in good order and in accordance with procedures established by CREF or as required by law.

Elective deferral contributions made to your TIAA or CREF contracts or certificates may not exceed the annual limits on elective deferrals described in section 402(g) of the IRC, or as otherwise permitted by law. CREF will refund the accumulated value of all excess premiums made to this certificate, as required by law.

29.	Allocation of premiums. Premiums may be allocated among the CREF accounts. CREF will allocate premiums according to the most recent valid instructions we have received from you in a form acceptable to CREF.

CREF may stop accepting or limit premiums to any CREF account at any time.

30.	Premium taxes. If premium taxes are incurred, they will be deducted from your certificate accumulation, to the extent permitted by law.

PART D: BENEFIT PAYMENTS

31.	A benefit payment is any of the following types of payments made from this certificate.

An income benefit is a payment to you made under one of the options described in section 99.

A death benefit payment is a payment to a beneficiary under one of the methods described in section 103.

A lump-sum benefit is a single-sum payment of some or all of your accumulation.

A TIAA life annuity transfer payment is a transfer payment to the TIAA Traditional Annuity to purchase a guaranteed lifetime annuity income with benefits beginning immediately.

A retirement plan loan is a disbursement of some or all of your accumulation to provide loans.

32.	Income options are the ways in which your income benefit may be paid. The choice of option may be made any time before such income benefit payments begin. The choice may be changed any time before payments begin, but once they have begun, the election to begin receiving benefits is irrevocable and no change can be made. The application of an amount to purchase an income option will result in a corresponding reduction in your accumulation for the full amount applied. You may not begin a one-life unit-annuity after you attain age 90, nor may you begin a two-life unit-annuity after you or the second participant attains age 90.

Your right to elect an option or change such election may be limited in accordance with sections 51 and 129. The availability of certain income options may be restricted by the IRC.

CREF may make distributions from your accumulation and/or elect an income option in accordance the minimum distribution rules of federal tax law.

The following are the available options:

One-life unit-annuity. A payment will be made to you each month for as long as you live. A guaranteed period of 10, 15, or 20 years may be included. If no guaranteed period is included, all payments will cease at your death. If a guaranteed period is included and you die before the end of that period, payments will continue until the end of that period and then cease, as explained in section 100.

Two-life unit-annuity. A payment will be made to you each month for as long as you live. After your death, a payment will be made each month to the second participant, for as long as such second participant lives. The choice of second participant may not be changed after your payments begin. A guaranteed period of 10, 15, or 20 years may be included. If no guaranteed period is included, all payments will cease after both you and the second participant have died. The following forms of two-life unit-annuity are available.

Full benefit to survivor. At the death of either you or the second participant, the full number of annuity units that would have been paid if you both had lived will continue to be paid to the survivor. If a guaranteed period is included and you and the second participant both die before the end of the period chosen, the full number of annuity units that would have been paid if you both had lived will continue to be paid until the end of that period and then cease, as explained in section 100.

Two-thirds benefit to survivor. At the death of either you or the second participant, two-thirds of the number of annuity units that would have been paid if you both had lived will continue to be paid to the survivor. If a guaranteed period is included and you and the second participant both die before the end of the period chosen, two-thirds of the number of annuity units that would have been paid if you both had lived will continue to be paid until the end of that period and then cease, as explained in section 100.

Half benefit to second participant. The full number of annuity units will continue to be paid as long as you live. After your death, if the second participant survives you, one-half of the number of annuity units that would have been paid if you had lived will continue to be paid to the second participant. If a guaranteed period is included and you and the second participant both die before the end of the period chosen, one-half of the number of annuity units that would have been paid if you had lived will continue to be paid until the end of that period and then cease, as explained in section 100.

Three-quarters benefit to second participant. The full number of annuity units will continue to be paid as long as you live. After your death, if the second participant survives you, three-quarters of the number of annuity units that would have been paid if you had lived will continue to be paid to the second participant. If a guaranteed period is included and you and the second participant both die before the end of the period chosen, three-quarters of the number of annuity units that would have been paid if you had lived will continue to be paid until the end of that period and then cease, as explained in section 100.

33.	Post-mortem payments during a guaranteed period. Any periodic payments or other amounts remaining due after your death and the death of the second participant, if any, during a guaranteed period will be paid to the payee named to receive them. The payee designated to receive these payments is named at the time the income option is chosen.

A payee may choose to receive in one sum the commuted value of any remaining periodic payments that do not involve life contingencies, unless you direct us otherwise. If no payee was named to receive these payments, or if no one so named is then living, we will pay the remaining payments due or the commuted value of the remaining periodic payments in one sum to your estate, or to the estate of the last survivor of you and the second participant if a two-life unit-annuity has been chosen.

If a payee receiving payments during a guaranteed period dies while payments remain due, the commuted value of any remaining payments due to that person will be paid to any other surviving payee that had been named to receive them. If no payee so named is then living, the commuted value will be paid to the estate of the last payee who was receiving these benefit payments.

34.	Starting income benefits. An income benefit will be effective and payment will begin as of the date you have chosen, if you are then living and:

A)	you have chosen one of the income options set forth in section 99;
B)	if you choose a one-life unit-annuity, we have received proof of your age; and
C)	if you choose a two-life unit-annuity, we have received proof of your age and the age of your second participant.

If your accumulation is less than [$5,000] on the effective date of an income benefit, CREF may choose instead to pay your accumulation to you in a single sum.

At any time before you start to receive an income benefit, you may change the effective date for that income benefit to a date after the change, by written notice to CREF as explained in section 57.

35.	The number of annuity units payable to you under each income change method in each account will be determined as of the effective date for that income option, in accordance with the Rules of the Fund, on the basis of:

A)	the income option chosen;
B)	if a one-life unit-annuity is chosen, your age;
C)	if a two-life unit-annuity is chosen, your age and the second participant’s age;
D)	the value of your accumulation in that account that is converted to unit-annuity income; and
E)	the value of that account’s annuity unit for the income change method selected.

If your initial income benefit would be less than [$100] a month, CREF will have the right to change to quarterly, semi-annual or annual payments, whichever will result in an initial payment of [$100] or more and the shortest interval between payments.

The number of annuity units payable to you from an account will change to reflect any internal transfers or switches elected, as described in the Rules of the Fund.

36.	Internal transfers and switches under a unit-annuity. While you are receiving unit- annuity payments, at least once in each calendar year, you may:
A)	transfer annuity units payable from one CREF account into annuity units payable from another CREF account;
B)	transfer annuity units payable from one CREF account to receive future income under a comparable TIAA annuity;
C)	switch annuity units payable under one income change method to the other income change method in the same CREF account.

Annuities are comparable if they are being paid under the same income option, have the same participant (annuitant), second participant (second annuitant) if any, remaining guaranteed period, and in the case of a transfer to a TIAA annuity, where the TIAA annuity was established as part of the same settlement of deferred annuity accumulations as that which established the CREF annuity from which the transfer is being made, in accordance with established procedures.

The right to transfer or switch is subject to the availability of the unit-annuity or the income change method under the accounts, as described in section 122. Any internal transfer to TIAA is subject to the terms of the comparable TIAA certificate.

37.	Death benefit payment methods are the ways in which a beneficiary may receive the death benefit. The choice of method may be made any time before the date the death benefit payment is paid or begins. The choice may be changed any time before payments begin, but once they have begun, no change can be made. The application of an amount to purchase an annuity method of payment of the death benefit will result in a corresponding reduction in your accumulation for the full amount applied. If the amount of the death benefit due to any one beneficiary is less than [$5,000], CREF may change the method of payment for the portion of the death benefit payable to that beneficiary to the single-sum payment method.

Generally, the distribution of the death benefit under any method of payment must be made over the lifetime of your beneficiary or over a period not to exceed your beneficiary’s life expectancy.

CREF may make distributions from your accumulation in accordance the minimum distribution rules of federal tax law.

The right to elect a method or change such election may be limited in accordance with section 129. A beneficiary may not begin to receive the death benefit under the one-life unit-annuity method after he or she attains age 90.

The distribution of the death benefit under a method of payment must be made in such a form and begin at such date as meets the requirements of the IRC and the regulations thereunder. If such method of payment has not been chosen to begin by that date, we will elect a method of payment in accordance with the requirements of the IRC and any regulations thereunder. The following are the available methods.

Single-sum payment. The death benefit will be paid to the beneficiary in one sum.

One-life unit-annuity. A payment will be made to the beneficiary each month for life. A guaranteed period of 10, 15, or 20 years may be included. If a guaranteed period isn’t included, all payments will cease at the death of the beneficiary. If a guaranteed period is included and the beneficiary dies before the end of that period, monthly payments will continue until the end of that period and then cease, as explained in section 41.

38.	Payment of the death benefit. If you die before your certificate’s maturity date, the death benefit will be payable to your beneficiary. We must receive the following in a form acceptable to CREF before any death benefit will be paid:

A)	proof of your death;
B)	the choice of a method of payment as provided in section 103; and
C)	proof of the beneficiary’s age if the method of payment chosen is the one-life unit-annuity.

Payment under the single-sum payment method will be made effective as of the date we receive these items; payment under the one-life unit-annuity method of payment will be effective and begin no later than the first allowable day of the month after we have received these items.

39.	The number of annuity units payable to a beneficiary from each account under each income change method will be determined as of the date the unit-annuity begins, in accordance with the Rules of the Fund, on the basis of:

A)	the value of your accumulation in that account under your certificate that is converted to unit-annuity income;
B)	the method of payment chosen for the death benefit;
C)	if the method chosen is the one-life unit-annuity, the age of the beneficiary; and
D)	the value of that account’s annuity unit for the income change method selected.

The number of annuity units payable from an account will change to reflect any internal transfers or switches a beneficiary elects as described in the Rules of the Fund. If any method chosen would result in an initial payment of less than [$100] a month, CREF will have the right to require a change in choice that will result in an initial payment of at least [$100].

40.	Naming your beneficiary. Beneficiaries are persons you name to receive the death benefit if you die before your certificate’s maturity date. At any time before your certificate’s maturity date, you may name, change, add or delete your beneficiaries by written notice to CREF, as explained in section 57.

You can name two classes of beneficiaries, primary and contingent, which set the order of payment. At your death, your beneficiaries are the surviving primary beneficiary or beneficiaries you named. If no primary beneficiary survives you, your beneficiaries are the surviving contingent beneficiary or beneficiaries you named. The share of any named beneficiary in a class who does not survive will be allocated in equal shares to the beneficiaries in such class who do survive, even if you’ve provided for these beneficiaries to receive unequal shares.
The death benefit will be paid to your estate in one sum if: you name your estate as beneficiary; or none of the beneficiaries you have named is alive at the time of your death; or at your death you had never named a beneficiary. If distributions to a named beneficiary are barred by operation of law, the death benefit will be paid to your estate.

41.	Payments after the death of a beneficiary. Any periodic payments or other amounts remaining due after the death of your beneficiary during a guaranteed period will be paid to the payee named by you or your beneficiary to receive them. The commuted value of these payments may be paid in one sum unless you direct us otherwise. The payee designated to receive these payments is named at the time the payment method is chosen.

If no payee was named to receive these payments, or if no one so named is living at the death of the beneficiary, the commuted value will be paid in one sum to the beneficiary’s estate.

If a payee receiving these payments dies before the end of the guaranteed period, the commuted value of any payments still due that person will be paid to any other payee named to receive it. If no one has been so named, the commuted value will be paid to the estate of the last payee who was receiving these payments.

42.	Amount and effective date of a lump-sum benefit. You may withdraw all of your accumulation in an account, or any part thereof, not less than [$1,000] as a lump-sum benefit. CREF reserves the right to limit lump-sum benefits from each account to not more than one in a calendar quarter.

Any choice of lump-sum benefit must be made by notice to CREF as explained in section 57 in a form acceptable to CREF. A lump-sum benefit will be effective as of the business day on which we receive, in a form acceptable to CREF, your request for a lump-sum benefit. You may choose to defer the effective date of the lump-sum benefit until any business day following the date on which we receive the request. CREF will determine all values as of the end of the effective date in accordance with the Rules of the Fund. A lump-sum benefit payment reduces the accumulation from which it is paid by the amount paid. You can’t revoke a request for a lump-sum benefit after its effective date. If you have a severance from employment with your employer, we may distribute all of your accumulation as a lump-sum benefit subject to the restrictions on mandatory distributions under the IRC. Federal tax law may restrict distributions, as described in section 51.

If any accumulations under this certificate are attributable either directly or indirectly to transfers from another TIAA or CREF contract or certificate, where such other contracts or certificates included any “Equity Wash” provisions or any other such provisions restricting the timing of transfers, then the payment of any lump-sum benefits of such accumulations will be constrained by any such applicable provisions.

43.	Payment of a lump-sum benefit. A lump-sum benefit may be paid:

A)	to you as a cash withdrawal;
B)	to another funding vehicle as a direct transfer under federal tax law; or

C)	to a TIAA IRA contract, a CREF IRA certificate, or to a funding vehicle whether or not it is offered by CREF or TIAA, as a tax-free rollover as permitted in section 55.

44.	Amount and effective date of a TIAA life annuity transfer payment. A TIAA life annuity transfer payment may be made from all or any portion of your accumulation. A TIAA life annuity transfer payment may only be made to purchase guaranteed lifetime annuity income in the TIAA Traditional Annuity with benefits beginning immediately. The guaranteed TIAA benefits purchased by the TIAA life annuity transfer payment will be determined on whichever of these bases produces the largest guaranteed payments:

A)	(1)	interest at the effective annual rate of 2%;
(2)	mortality according to the Annuity 2000 mortality table (TIAA Merged Gender Mod A), with ages set back one year for each completed year between January 1, 1997 and the effective date of the internal transfer; and
(3)	a charge of [3.5%] for expenses and contingencies;

B)	the basis applicable to internal transfers to the Traditional Annuity under the companion TIAA Retirement Choice Plus Non-ERISA Annuity certificate, on the effective date of the TIAA life annuity transfer payment; or

C)	the interest rate, mortality table, and charge for contingencies and expenses in use for any individual single premium immediate annuities being offered by TIAA when the payments start.

A TIAA life annuity transfer payment will be effective as of the end of the business day in which we receive your request for the transfer payment in a form acceptable to CREF. CREF will determine all values as of the end of the effective date in accordance with the Rules of the Fund. A TIAA life annuity transfer payment reduces the accumulation from which it is paid by the amount paid. A TIAA life annuity transfer payment may not be revoked after its effective date.

45.	Amount and effective date of a retirement plan loan. In accordance with section 72(p) of the IRC, as amended, you may request a retirement plan loan from your accumulations, at any time prior to your maturity date. The amount of a retirement plan loan may generally not exceed the least of:
i)	the total of your accumulations;
ii)	[50%] of the present value of your vested accrued benefit under any of your employer’s plans; and
iii)	[$50,000]

In determining the amount available for a retirement plan loan, all plans of your employer, including 403(b), 401(a), 403(a) and 457(b) plans, to the extent loans are available, and all such plans of any related employers under IRC Section 414(b), (c) or (m) shall be considered employer plans for this purpose.

A request for a retirement plan loan must be made on or before your maturity date. A retirement plan loan will be effective as of the business day on which we receive your request, in a form acceptable to CREF. CREF will determine all values as of the end of the effective date. A request for a retirement plan loan can’t be revoked after its effective date.

A retirement plan loan reduces the accumulations from which it is paid by the amount of the loan chosen. The loan will be issued in accordance with the terms of a loan agreement. The loan agreement will describe the terms, conditions and any fees or charges for the loan. Any loan repayments applied to this certificate will be applied as new premiums.

PART E: INTERNAL TRANSFERS

46.	Internal transfers. You may transfer all of your accumulation in a CREF account under your certificate, or any part thereof not less than [$1,000], to purchase accumulation units in one of the other CREF accounts under your certificate, or to the companion TIAA certificate. You may also transfer your accumulations in such companion TIAA certificate, to this certificate. Any transfers to or from a companion TIAA certificate are subject to the terms of such TIAA certificate. CREF reserves the right to limit internal transfers from each account to not more than one in a calendar quarter. CREF reserves the right to stop accepting or to limit internal transfers to any CREF account at any time.

47.	Effective date of internal transfer. An internal transfer will be effective as of the end of the business day in which we receive your request for an internal transfer in a form acceptable to CREF. You may defer the effective date of the internal transfer until any business day following the date on which we receive the request. CREF will determine all values as of the end of the effective date in accordance with the Rules of the Fund. You can’t revoke a request for an internal transfer after its effective date.
If any accumulations under this certificate are attributable either directly or indirectly to transfers from another TIAA or CREF contract or certificate, where such other contracts or certificates included any “Equity Wash” provisions or any other such provisions restricting the timing of transfers, then any transfers of such accumulations out of this certificate will be constrained by any such applicable provisions.

48.	Crediting internal transfers. Internal transfers to a CREF account purchase accumulation units as of the end of the effective date of the internal transfer, in accordance with the Rules of the Fund.

PART F: GENERAL PROVISIONS

49.	Roth accounting. Notwithstanding any other provision in this certificate, all amounts added to or deducted from accumulations under the certificate will be accounted for separately to the extent required by IRC Section 402A, or any successor section governing Roth amounts. If there is a change in IRC Section 402A, this provision shall be construed as referring to such section as changed.

50.	Section 403(b). Notwithstanding any other provision in this certificate, if this certificate is intended to comply with Section 403(b) of the Internal Revenue Code of 1986, as amended, its terms shall be interpreted accordingly. As such, CREF and the Employer shall apply the limitations of and follow the requirements of Treasury Regulation sections 1.403(b)-3(a)(4) (deferral limitations), 1.403(b)-3(a)(6) (minimum required distributions), 1.403(b)-3(a)(7) (rollover distribution requirements), 1.403(b)-3(a)(8) (limitation on incidental benefits) and 1.403(b)-3(a)(9) (maximum annual additions) and such other limitations, requirements or successor Treasury regulation sections as may be promulgated pursuant to Applicable Law.

51.	Restrictions on distributions. Your ability to elect a distribution as available under the terms of your certificate is also subject to the applicable provisions of the IRC. In general,

IRC Section 403(b) prohibits the distribution to you of the portion of your accumulation equal to:

A)	amounts attributable to funds transferred to this certificate from a custodial account established under IRC Section 403(b)(7); plus
B)	amounts attributable to premiums paid to an IRC Section 403(b)(1) annuity contract as elective deferrals under a salary reduction agreement (within the meaning of IRC Section 403(b)(11)); less
C)	the value, if any, of the amounts described in B) determined as of December 31, 1988.

until you:

(1)	reach age 59½;
(2)	have a severance from employment with respect to the employer under whose plan the aforementioned portion is attributable;
(3)	die;
(4)	become disabled within the meaning of IRC Section 72(m)(7); or
(5)	encounter financial “hardship” within the meaning of IRC Section 403(b).

In the case of hardship, IRC Section 403(b) generally requires that any earnings credited after December 31, 1988 and any contributions paid after December 31, 1988 to a custodial account established under IRC Section 403(b)(7) that are not elective deferrals under a salary reduction agreement, will not be available for distribution.

Any request for an early withdrawal due to disability, hardship, or severance from employment must be submitted with evidence of the disability, hardship, or severance from employment on forms satisfactory to CREF and must not be inconsistent with applicable law.

52.	Report of accumulation. At least once each year, we will provide you with a report for your certificate. It will show the value of your accumulation (death benefit) as of a date specified in the report.

53.	No assignment or transfer. Neither you nor any other person may assign, pledge, or transfer ownership of this certificate or any benefits under its terms. Any such action will be void and of no effect.

54.	CREF’s right to stop offering an account, unit-annuities from an account, or an income change method for unit-annuities from an account. Subject to the Rules of the Fund, CREF can delete or stop providing unit-annuities in any account, including any future accounts. CREF can also stop providing unit-annuities payable under either the annual or monthly income change method from any current or future CREF account.

Any accumulation units in an account that is deleted, must be transferred to another CREF account. If no choice is made, CREF will transfer the accumulation units to the CREF Money Market Account.

Any annuity units payable from an account that is deleted or in which CREF stops providing unit-annuities, must be transferred to another CREF account that maintains annuity units or to TIAA in accordance with the provisions of section 112. If no choice is made, CREF will transfer the annuity units to the CREF Money Market Account, if available, or to such other CREF account designated for this purpose, subject to any required regulatory approvals. Any annuity units so transferred may be subsequently transferred in accordance with the transfer provisions then applicable.

For any annuity units payable under an income change method from an account from which CREF stops providing that income change method, such annuity units must be:

2)	switched to the other income change method in the same account;
3)	transferred to another CREF account then offering the same income change method; or
4)	transferred to TIAA.

If no choice is made, we will switch such annuity units to the other income change method in the same account.

At any time, CREF can switch all annuity units payable under the annual income change method in any CREF account to the monthly income change method.

All elections and choices made in connection with an income option or method of payment of the death benefit and in effect as of the date of transfer will remain in effect. The number of annuity units in the account to which the unit-annuity is transferred will be determined in accordance with the Rules of the Fund.

55.	Right to a tax-free rollover. If you or your surviving spouse (or your spouse or former spouse as an alternate payee under a “qualified domestic relations order,” as defined in the IRC) receive a distribution from your certificate which qualifies as an eligible rollover distribution under IRC Section 402(c)(4), any portion of it may be paid as a direct rollover to an eligible retirement plan. An eligible retirement plan is, to the extent permitted by law:

a.	for Roth accumulations, a plan satisfying the requirements of IRC Section 402A(c)(3)(A); and
b.	for all other accumulations, a plan satisfying the requirements of IRC Section 401(a), 403(a), 403(b), 408 or to the extent that the plan sponsor is a state or local government, Section 457(b).

Retirement plans eligible for such rollovers may, in the future, be changed by law. If such changes become effective, your certificate will be governed by the laws and regulations then applicable.

56.	Overpayment of premiums. Any payments of premiums made in error by the contractholder in excess of those required by the employer plan will be refunded to the contractholder if requested in writing by the contractholder prior to the certificate’s maturity date subject, however, to prior transfers or lump-sum benefits made from such funds. CREF is entitled to rely on information provided by the contractholder. The contractholder shall indemnify CREF and hold CREF harmless for any action taken in reliance on such request.

57.	Procedure for elections and changes and requests for benefits. You (or your beneficiaries, as applicable) have to make any choice or changes available under your certificate in a form acceptable to CREF. Upon receipt of proof of your death, we will divide your accumulation into as many portions as there are validly designated beneficiaries for your accumulation. Each validly designated beneficiary will then have the right to make elections available under this certificate in connection with his or her portion of your accumulation.

To be valid, any choices or elections available under the certificate must be made in a form acceptable to CREF at a location that we designate. Valid instructions will take effect as of the date CREF receives the instructions. If CREF takes any action in good faith before receiving a valid instruction, we will not be subject to liability even if our acts were contrary to such instruction. All benefits are payable at our home office or at another location that we designate.

For purposes of determining the effective dates of any transactions and premium receipts, transaction requests and premiums will only be deemed to have been received when they are received by CREF, or its appropriately designated agent, in good order, in accordance with procedures established by CREF or as required by law. No available transaction may be made effective on a day that is not a business day. CREF reserves the right to limit the number of transactions that may be made effective on a single business day.

58.	Payment to an estate, trustee, etc. Upon your death, CREF reserves the right to pay in one sum the commuted value of any benefits due an estate, corporation, partnership, trustee or other entity that isn’t a natural person. CREF won’t be responsible for the acts or neglects of any executor, trustee, guardian, or other third party receiving payments under this certificate. If a trustee of a trust is designated as beneficiary, CREF is not obliged to inquire into the terms of the underlying trust or any will.

If death benefits become payable to the designated trustee of a testamentary trust, but:

A)	no qualified trustee makes claim for the benefits within nine months after your death; or
B)	evidence satisfactory to CREF is presented at any time within such nine-month period that no trustee can qualify to receive the benefits due,

payment will be made to the successor beneficiaries, if any are designated and survive you; otherwise payment will be made to the executors or administrators of your estate.

If benefits become payable to an inter-vivos trustee (the person appointed to execute a trust created during an individual’s lifetime), but the trust is not in effect or there is no qualified trustee, payment will be made to the successor beneficiaries, if any are designated and survive you; otherwise payment will be made to the executors or administrators of your estate.

Payment to any trustee, successor beneficiary, executor, or administrator, as provided for above, shall fully satisfy CREF’s payment obligations under this certificate to the extent of such payment.

59.	Service of process upon CREF. We will accept service of process in any action or suit against us on this certificate in any court of competent jurisdiction in the United States provided such process is properly made. We will also accept such process sent to us by registered mail if the plaintiff is a resident of the jurisdiction in which the action or suit is brought. This section does not waive any of our rights, including the right to remove such action or suit to another court.

60.	Benefits based on incorrect data. If the amount of benefits is determined by data as to a person’s age or sex that is incorrect, benefits will be recalculated on the basis of the correct data. If any overpayments or underpayments have been made by CREF, adjustments will be made in accordance with the Rules of the Fund.

61.	Proof of survival. CREF reserves the right to require satisfactory proof that anyone named to receive benefits under the terms of your certificate is alive on the date any benefit payment is due. If this proof is not received after it has been requested in writing, CREF will have the right to make reduced payments or to withhold payments entirely until such proof is received. If under a two-life unit-annuity CREF has overpaid benefits because of a death of which we were not notified, subsequent payments will be reduced or withheld until the amount of the overpayment, plus compound interest at the effective annual rate of 6% per year, has been recovered.

62.	Protection against claims of creditors. The benefits and rights accruing under this certificate are exempt from the claims of creditors or legal process to the fullest extent permitted by law.

63.	Compliance with laws and regulations. CREF will administer your certificate to comply with the restrictions of all laws and regulations pertaining to the terms and conditions of your certificate. No benefit may be elected and no right may be exercised under your certificate if the election of that benefit or exercise of that right is prohibited under an applicable state or federal law or regulation.

The choice of income option and effective date thereof, annuity starting date, beneficiary or second participant, death benefit payment method and effective date, the availability of transfers and lump-sum benefits are all subject to the applicable restrictions, distribution requirements, and incidental benefit requirements of the IRC, and any rulings and regulations issued under the IRC.

64.	Correspondence. If you have any questions about the contract, your certificate, or inquiries about our service, or if you need help to resolve a problem, you can contact us at the web address or phone number below or at such other location that we may designate.

CREF

[tiaa-cref.org

800 842-2733]

Group Flexible Premium

Deferred Variable Unit-Annuity